UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Registration Number 333-163463-01

US Airways, Inc.

(Exact name of registrant as specified in its charter)

111 West Rio Salado Parkway Tempe, Arizona 85281 (480) 693-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

US Airways, Inc. Pass-Through Certificates, Series 2010-1, Class C

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)*

*	On March 31, 2014, American Airlines Group Inc. (“AAG”) entered into full and unconditional guarantees of US Airways, Inc.’s obligations with respect to the US Airways, Inc. Pass-Through Certificates, Series 2013-1, Class A and B; US Airways, Inc. Pass-Through Certificates, Series 2012-2, Class A, B and C; US Airways, Inc. Pass-Through Certificates, Series 2012-1, Class A, B and C; US Airways, Inc. Pass-Through Certificates, Series 2011-1, Class A, B and C; and US Airways, Inc. Pass-Through Certificates, Series 2010-1, Class A, B and C. In connection with the issuance of these AAG guarantees, in accordance with Rule 3-10 of Regulation S-X and Rule 12h-5 under the Securities Exchange Act of 1934, as amended, US Airways, Inc. will discontinue filing separate periodic and current reports with the U.S. Securities and Exchange Commission.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Two

Pursuant to the requirements of the Securities Exchange Act of 1934, US Airways, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

US Airways, Inc.

Date:	March 31, 2014	By:	/s/ Derek J. Kerr
		Name:	Derek J. Kerr
		Title:	Executive Vice President and Chief Financial Officer